[redacted]

SEC\ 13025300 SION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67778

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INTEGRITY CAPITAL PARTNERS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 CLEMATIS STREET, #210
(No. and Street)

WEST PALM BEACH (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW BLOEMERS 561-820-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVE., STE. 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CD 9/7/13

OATH OR AFFIRMATION

I, ANDREW BLOEMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST INTEGRITY CAPITAL PARTNERS CORP., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARY PUBLIC STATE OF FLORIDA
LYNNE H. BRAUNSTEIN
MY COMMISSION # EE 838171
EXPIRES: November 13, 2016
Bonded Thru Budget Notary Services

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INTEGRITY CAPITAL PARTNERS CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

PUBLIC

FIRST INTEGRITY CAPITAL PARTNERS CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Assets:		
Cash and cash equivalents	$	150,288
Accounts receivable		3,000
Receivable from clearing broker		1,059
Securities deposited with clearing broker		39,095
Securities purchased, not yet sold		228,165
Property and equipment, net of accumulated depreciation of $15,016		30,138
Other assets		21,383
Total assets	$	473,128

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	21,356
Accrued liabilities		59,823
Total liabilities		81,179
Stockholders' equity:		
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		402,066
Retained earnings - deficit		(10,217)
Total stockholder's equity		391,949
Total liabilities and stockholder's equity	$	473,128

The accompanying notes are an integral part of these financial statements.